As filed with the Securities and Exchange Commission in June 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

For the month of June 2002
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

TELE2 AB

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A..

Exhibits

1. Tele2 agm update
2. Telia not granted inhibition
3. Annual general meeting of shareholders
4. Tele2 AB awarded umts license in Luxembourg
5. Telia ignores court ruling regarding interconnect rates
6. Star Capital Partners & Tele2 bid for BLU
7. Tele2 denies rumours
8, Tele2 results for month of May to be published
9. Tele2 is ranked the world's fourth fastest growing publicly traded IT company

Exhibit 1

TELE2 AGM UPDATE SHOWS CONTINUED STRONG GROWTH ACROSS OPERATIONS

New York and Stockholm - May 14 2002 - Tele2 AB ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announces a trading update for the month of April 2002, ahead of its Annual General Meeting, which is to be held this Thursday 16 May, 2002.

- EBITDA for April 2002 MSEK 382 (includes MSEK 29 relating to court case with Telia*), (April 2001, MSEK 41)
- MSEK 2,598* Revenue for April (April 2001, MSEK 2,016)
- Total Customers at April 30th 2002, 15.8 million
- Total EBITDA margin for April, 15%, for mobile in Sweden 56%, for fixed line in Sweden, 20%

Lars-Johan Jarnheimer, President and CEO of Tele2 AB stated:

"In the light of the upcoming AGM, we have announced our April results to demonstrate that we continue to develop according to our stated plans. Tele2 continues to show an improving performance across its operations. This improvement in EBITDA for the month builds on the strong first quarter and when seen in context of the continued customer intake, it shows that Tele2 continues to achieve the dual target of profitability and customer growth."

Financial highlights

SEK millions	April 2002	April 2001
Operating Revenue*	2,598	2,016
Operating Profit before depreciation and amortization (i)*	382	41

(i) EBITDA
* Numbers include MSEK 29 relating to Tele2 winning a case in the administrative court against Telia regarding payment principles for interconnection

CONTACTS:

Lars-Johan Jarnheimer — Telephone: + 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler, CFO, Tele2 AB — Telephone: +46 8 562 640 00

Andrew Best, Investor and Media Relations — Telephone: +44 7798 576378

Visit our web site at www.tele2.com

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Exhibit 2

mail@waymaker.se

05/16/2002 08:23 AM

To: mail@waymaker.se
cc: (bcc: Christopher Bull/LON/Cgsh)
Subject: Tele2: Telia is not granted inhibition in case against Te...

Telia is not granted inhibition in case against Tele2 regarding interconnect rates

New York and Stockholm - Tele2 AB, ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announces that the Swedish Administrative Court of Appeal has decided not to grant inhibition of the Stockholm County Administrative Court's ruling in the case against Telia regarding payment principles for interconnection. The decision was that Telia is liable for payments regarding traffic transited via their network ("Cascade Accounting") at certain tariff rates.

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 15.8 million people in 21 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, operating public pay telephones and public Internet services; Transac, providing billing and transaction processing service; C³, offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services under the Kabelvision brand name and together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsbörsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS:

Tele2 AB

Lars-Johan Jarnheimer — Telephone: + 46 8 5626 4000
President and CEO, Tele2 AB

Håkan Zadler — Telephone: +46 8 5626 4000
CFO

Andrew Best, Investor and Media Relations — Telephone: +44 20 7321 5010

Visit our web site at www.tele2.com

Exhibit 3

ANNUAL GENERAL MEETING OF SHAREHOLDERS

New York and Stockholm - Tele2 AB, ("Tele2"), (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telcommunications company, today announces that all resolutions proposed to its Annual General Meeting (AGM) of shareholders in Stockholm earlier today were duly passed.

Item 13 - Carl Lindgren was elected as the company's auditor and Björn Flink was elected as deputy auditor.

Item 14 - A Global Incentive Program was adopted which implies that present and future employees are granted call options annually, free of charge, which entitle the holder to acquire B shares in the company. The strike price for the options shall substantially correspond to 110% of the market value of a B-share in the company at the time of the granting of the options. The options may be exercised not earlier than three years and not later than five years from the time of the granting and under the condition that the holder, when exercising, is still employed within the group. Options may be issued by the company or by other companies within the group. In accordance with the above-mentioned guidelines, the Board of Directors is authorised to resolve the detailed terms and conditions for the incentive program. The Board of Directors may in connection thereto make necessary adjustments to satisfy certain regulations or market conditions abroad.
In accordance with the above-mentioned guidelines, the General Meeting approved that the company issues no more than 885,000 options. When allocating options, members of the group management may be allotted no more than 15,000 options each, members of the executive management no more than 7,500 options each and other key employees no more than 3,000 options each. The allocation of options shall be decided by the Board of Directors, where inter alia the employee's position, performance, and importance to the group, will be considered.
If all options are fully exercised, employees will acquire shares in the company corresponding to approximately 0.58 per cent of the share capital and approximately 0.20 per cent of the votes in the company after dilution.
Under the terms of the Incentive Program, employees in the Group will be awarded call options, which entitle acquisition of shares in the company. The Annual General Meeting gave approval for such transfers to occur.

Item 15 - The General Meeting authorized the Board of Directors, on one or several occasions, to issue subordinated debentures with no more than 1,055,000 detachable warrants during the period until the next Annual General Meeting. The right to subscribe for debentures shall be given to wholly owned subsidiaries in the group, disregarding the shareholders' preferential rights.

If the authorization is fully used and all 1,055,000 warrants are exercised, the share capital of the company will increase by SEK 5,275,000, corresponding to approximately 0.71 per cent of the share capital and approximately 0.25 per cent of the votes in the company after dilution. The reason for this decision is to secure the option undertakings under the Incentive Program as set forth in item 14 and to cover administrative costs and social fees or similar taxes arising under the incentive program.

Item 16 - The AGM resolved to authorize the Board to offer owners of class A shares the possibility to convert class A shares into class B

shares, whereby every class A share equals one class B share, as proposed by Nordea mutual funds. Requests for share conversions shall be possible during the period from 21 May 2002 up to and including 20 June 2002.

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 15 million people in 21 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, operating public pay telephones and public Internet services; Transac, providing billing and transaction processing service; C³, offering co-branded pre-paid calling cards and IntelliNet and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services under the Kabelvision brand name and together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsbörsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS:

Lars-Johan Jarnheimer	Telephone: + 46 8 562 640 00
President and CEO, Tele2 AB	
Håkan Zadler, CFO, Tele2 AB	Telephone: +46 8 562 640 00
Andrew Best, Investor and Media Relations	Telephone: +44 7798 576378

Visit our web site at www.tele2.com

This information was brought to you by Waymaker http://www.waymaker.net
The following files are available for download:
http://www.waymaker.net/bitonline/2002/05/16/20020516BIT01130/wkr0001.doc
http://www.waymaker.net/bitonline/2002/05/16/20020516BIT01130/wkr0002.pdf

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Exhibit 4

TELE2 AB AWARDED UMTS LICENSE IN LUXEMBOURG

New York and Stockholm - Tele2 AB, ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced that Tango, its mobile operator in Luxembourg, has been awarded a license, from the Ministry of Telecommunications in Luxembourg, to develop a third generation mobile UMTS (Universal Mobile Telecommunications Systems) network.

Tango is the largest mobile provider in Luxembourg and received the most points in the beauty contest for licenses in which Orange and P&T Luxembourg, the incumbent, also took part. Tango was therefore the first of the three operators to choose its frequencies.

Content for the UMTS network will be provided primarily by Tango Sunshine radio and Tango TV, which were launched in Luxembourg in February 2001 and December 2001 respectively.

Lars-Johan Jarnheimer, CEO of Tele2 AB commented: "We are very pleased to have been awarded this license, for which no license fee was paid and Tango's GSM network is already well prepared for conversion to UMTS."

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 15.8 million people in 21 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, operating public pay telephones and public Internet services; Transac, providing billing and transaction processing service; C³, offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services under the Kabelvision brand name and together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsbörsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS:

Tele2 AB

Lars-Johan Jarnheimer Telephone: + 46 8 562 640 00
President and CEO, Tele2 AB

Jean-Claude Bintz Telephone: +352 27 750 241
Head of Luxembourg market area, Tele2

Andrew Best, Investor and Media Relations Telephone: +44 20 7321 5010

Visit our web site at www.tele2.com

Exhibit 5

Telia ignores court ruling regarding interconnect rates

New York and Stockholm Tele2 AB, ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announces that the incumbent Telia has informed Tele2 that it does not intend to pay Tele2 for traffic transmitted via its network ("Cascade Accounting") at certain tariff rates. Telia is thereby ignoring the Stockholm County Administrative Court's recent ruling against Telia regarding payment principles for interconnection. Telia has appealed, but the Administrative Court of Appeal has rejected Telia's request for inhibition and the Stockholm County Administrative Court's ruling that Telia is liable for payments shall therefore be upheld.

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 15.8 million people in 21 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, operating public pay telephones and public Internet services; Transac, providing billing and transaction processing services; C', offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services under the Kabelvision brand name and together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsbörsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS:

Tele2 AB

Lars-Johan Jarnheimer — Telephone: + 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler — Telephone: +46 8 5626 4000
CFO

Jan Tjernell — Telephone: +46 8 5626 4000
Regulatory

Andrew Best — Telephone: +44 7798 576378
Investor Relations

Visit our web site at www.tele2.com

Exhibit 6

STAR CAPITAL PARTNERS & TELE2 BID FOR BLU

New York and Stockholm - Tele2 AB, ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company and Star Capital Partners have made an offer to purchase the Italian mobile operator Blu.

Tele2's role is as technical and industrial partner, utilising the mobile expertise the company has acquired in operating mobile networks in eleven European countries and the company does not anticipate making a significant investment. Tele2's intention is to become a Mobile Virtual Network Operator on the Blu network, allowing both the company and Blu to capitalise on Tele2's existing success in the Italian fixed telephony market.

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 15.8 million people in 21 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, operating public pay telephones and public Internet services; Transac, providing billing and transaction processing services; C^3, offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services under the Kabelvision brand name and together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsbörsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

Star Capital Partners (SCP) is a London based private equity fund backed by The Royal Bank of Scotland and Banco Santander, investing in strategic assets in Western Europe. Star Capital Partners is regulated by IMRO.

CONTACTS:

Tele2 AB

Lars-Johan Jarnheimer
President and CEO, Tele2 AB
Telephone: + 46 8 562 640 00

Andrew Best,
Investor and Media Relations
Telephone: +44 (0)7798 576378

www.tele2.com

Star Capital Partners Ltd

Stephen Wright
Managing Director, Star Capital Partners Ltd
Telephone: +44 20 7016 8500

www.star-capital.com

Exhibit 7

webmail@waymaker.s
e

06/04/2002 04:08 PM

To: webmail@waymaker.se
cc: (bcc: Christopher Bull/LON/Cgsh)
Subject: Tele2: Tele2 denies rumours

It has come to the attention of Tele2's management that a rumour that Tele2 will make a bid for Millicom is currently being circulated in the markets.

It has also been claimed that Tele2 representatives have been calling analysts to sound out their reaction towards a potential bid for Millicom by Tele2.

These rumours are without foundation and are completely untrue.

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 15,8 million people in 21 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, operating public pay telephones and public Internet services; Transac, providing billing and transaction processing service; C³, offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services under the Kabelvision brand name and together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsbörsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS:

Tele2 AB
Lars-Johan Jarnheimer — Telephone: +46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler — Telephone: +46 8 562 640 00
CFO

Andrew Best, Investor Relations, London — Telephone: +44 7798 576378

Visit our web site at www.tele2.com

This information was brought to you by Waymaker http://www.waymaker.net
The following files are available for download:
http://www.waymaker.net/bitonline/2002/06/04/20020604BIT01100/wkr0001.doc
http://www.waymaker.net/bitonline/2002/06/04/20020604BIT01100/wkr0002.pdf

- - - - - -

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Exhibit 8

TELE2'S RESULTS FOR THE MONTH OF MAY SHOW CONTINUED STRONG GROWTH ACROSS OPERATIONS

New York and Stockholm - June 13 2002 - Tele2 AB ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announces a trading update for the month of May 2002.

- EBITDA for May 2002 MSEK 423 (includes MSEK 29 relating to court case with Telia), (May 2001, MSEK 179)
- MSEK 2,522* Revenue for May (2001, MSEK 2,131)
- Total Customers at May 31st 2002, 15,885 thousand
- Total EBITDA margin for May, 17 %, for mobile in Sweden 57%, for fixed line and Internet in Sweden, 28%
- Fixed telephony and Internet in Central Europe shows EBITDA of MSEK 7 for May 2002

Lars-Johan Jarnheimer, President and CEO of Tele2 AB stated:

"We have announced results for the month of May to demonstrate that we are developing according to our stated plans. In Central Europe it is now confirmed that we will be able to offer local calls in Germany, partially from 1 July and fully from 1 December this year, and in the Netherlands from 1 August, therefore we have held back marketing activities in the region to the third and fourth quarters. This improvement in EBITDA for the month builds on the strong first quarter and a strong month in April. When seen in context of the continued customer intake, it shows that Tele2 continues to achieve the dual target of profitability and customer growth. One month shows the levels, but is too short a period from which to project trends."

Financial highlights

SEK millions	May 2002*	May 2001
Operating Revenue	2,522	2,131
EBITDA (i)	423	179

(i) Earnings before interest, taxes, depreciation and amortization

*) Sales and EBITDA include MSEK 29 relating to Tele2 winning a case in the administrative court against Telia regarding payment principles for interconnection

MARKET AREAS (MSEK)

OPERATING REVENUE

	2002* May	2001* May	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1
Nordic	1,185	1,023	3,516	3,305	3,122	3,023	2,916
Eastern Europe & Russia	197	96	503	400	292	279	210
Central Europe	492	493	1,423	1,451	1,299	1,425	1,189
Southern Europe	676	498	1,868	1,566	1,406	1,415	1,204
Luxembourg	72	63	196	229	201	189	167
Branded products &	71	143	220	381	376	417	402

services							
Adjustments for sales internal	-171	-185	-340	-406	-364	-535	-474
Total operating revenue	2,522	2,131	7,386	6,926	6,332	6,213	5,614

EBITDA

	2002* May	2001** May	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1
Nordic	419	290	1,098	1,079	1,076	833	780
Eastern Europe & Russia	36	11	126	76	79	58	59
Central Europe	-17	-32	-27	-77	-119	-133	-277
Southern Europe	-24	-54	-181	-329	-295	-310	-397
Luxembourg	17	2	23	-37	33	-1	10
Branded products & services	-8	-38	-90	-79	-53	-100	-177
Total EBITDA	423	179	949	633	721	347	-2

EBITDA margin

Nordic	35%	28%	31%	33%	34%	28%	27%
Eastern Europe & Russia	18%	11%	25%	19%	27%	21%	28%
Central Europe	-3%	-6%	-2%	-5%	-9%	-9%	-23%
Southern Europe	-4%	-11%	-10%	-21%	-21%	-22%	-33%
Luxembourg	24%	3%	12%	-16%	16%	-1%	6%
Branded products & services	-11%	-27%	-41%	-21%	-14%	-24%	-44%
Total EBITDA margin	17%	8%	13%	9%	11%	6%	0%

* In May 2002 there were 20 working days as compared to 21 working days in April.
** In May 2001 there were 21 working days as compared to 19 working days in April.

NUMBER OF CUSTOMERS

	Number of customers			Net intake						
(in thousands)	2002 May	2001 May	Change	2002 May	2001 May	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1
Nordic	6,420	5,690	13%	-52	57	172	198	332	81	191
Eastern Europe & Russia	1,180	437	170%	44	43	105	422	93	124	79
Central Europe	3,404	2,812	21%	56	28	99	243	133	4	109
Southern Europe	4,662	3,629	28%	68	34	245	418	215	234	477
Luxembourg	219	183	20%	1	4	5	12	13	13	13
Total number of customers	15,885	12,751	25%	117	166	626	1,293	786	456	869

TELE2 IN SWEDEN* (MSEK)

*Optimal Telecom is included from January 1, 2002

	2002* May	2001** May	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1
OPERATING REVENUE							
Mobile telephony	554	431	1,589	1,513	1,560	1,377	1,270
Fixed telephony and Internet	316	285	1,048	853	726	782	822
Cable Television	19	20	58	49	39	26	43
Total Tele2 in Sweden	889	736	2,695	2,415	2,325	2,185	2,135
EBITDA							
Mobile telephony	314	215	874	808	897	730	676
Fixed telephony and Internet	90	80	216	220	161	141	153
Cable Television	4	4	4	19	-15	-19	2
Total Tele2 in Sweden	408	299	1,094	1,047	1,043	852	831
EBITDA margin							
Mobile telephony	57%	50%	55%	53%	58%	53%	53%
Fixed telephony and Internet	28%	28%	21%	26%	22%	18%	19%
Cable Television	21%	20%	7%	39%	-38%	-73%	5%
Total Tele2 in Sweden	46%	41%	41%	43%	45%	39%	39%

* In May 2002 there were 20 working days as compared to 21 working days in April.
** In May 2001 there were 21 working days as compared to 19 working days in April.

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 15.9 million people in 21 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, operating public pay telephones and public Internet services; Transac, providing billing and transaction processing service; C³, offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services under the Kabelvision brand name and together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsbörsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS:

Tele2 AB

Lars-Johan Jarnheimer
President and CEO, Tele2 AB

Telephone: + 46 8 562 640 00

Håkan Zadler Telephone: +46 8 562 640 00
CFO

Andrew Best, Investor Relations, London Telephone: +44 7798 576378

Visit our web site at www.tele2.com

This information was brought to you by Waymaker http://www.waymaker.net
The following files are available for download:
http://www.waymaker.net/bitonline/2002/06/13/20020613BIT00030/wkr0001.doc
http://www.waymaker.net/bitonline/2002/06/13/20020613BIT00030/wkr0003.pdf

Exhibit 9

mail@waymaker.se
06/19/2002 08:37 AM

To: mail@waymaker.se
cc: (bcc: Christopher Bull/LON/Cgsh)
Subject: Tele2: Tele2 is ranked the world's fourth fastest growing...

Tele2 is ranked the world's fourth fastest growing publicly traded telecom/IT company

New York and Stockholm Tele2 AB, ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announces that Tele2 is the world's fourth fastest growing telecom/IT company, according to the well respected American business magazine, Business Week, in its yearly ranking of publicly traded telecom/IT companies, "The Information Technology 100".

Tele2 was ranked 91st among the world's top 200 publicly traded telecom/IT companies.

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 15,9 million people in 21 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, operating public pay telephones and public Internet services; Transac, providing billing and transaction processing service; C³, offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services under the Kabelvision brand name and together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsbörsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS:

Tele2 AB

Lars-Johan Jarnheimer — Telephone: + 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler — Telephone: +46 8 562 640 00
CFO

Andrew Best, Investor Relations, London — Telephone: +44 7798 576378

Visit our web site at www.tele2.com

This information was brought to you by Waymaker http://www.waymaker.net
The following files are available for download:
http://www.waymaker.net/bitonline/2002/06/19/20020619BIT00280/wkr0001.doc
http://www.waymaker.net/bitonline/2002/06/19/20020619BIT00280/wkr0002.pdf

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TeleZ AB

By: [signature]

Name: Håkan Zadler
Title: CFO

Date: June 19, 2002